Filed by Olive Ventures Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MDH Acquisition Corp.

Commission File No.: 001-39967

Date: December 3, 2021

MDH Acquisition Corp. and Olive Ventures Holdings, Inc. Announce the Filing of
Amendment No. 2 to the Registration Statement on Form S-4 by Olive Ventures
Holdings, Inc., with Q3 Results for olive.com

Newly Released olive.com Q3 Results Show Continued Strong Financial Growth and Execution

December 3, 2021 (New York, NY): MDH Acquisition Corp. (NYSE: MDH, MDH.WS, MDH.U) today announced the filing by Olive Ventures Holdings, Inc. with the U.S. Securities and Exchange Commission (“SEC”) of Amendment No. 2 to the registration statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement of MDH with respect to the proposed business combination (the “Business Combination”) with OP Group Holdings, LLC (“olive.com”), a payment services and online vehicle protection plans company, and Olive Ventures Holdings, Inc., a new public company upon the consummation of the Business Combination. The Form S-4 includes Q3 results for olive.comtm and other information about olive.com’s continuing strategic acquisition efforts with potential targets. The Form S-4 filing made by Olive Ventures Holdings, Inc. can be viewed on the SEC’s website at www.sec.gov.

Upon the consummation of the Business Combination, which is subject to certain closing conditions, including MDH stockholder approval, stockholders of MDH will become securityholders of Olive Ventures Holdings, Inc., a new public company trading under the ticker symbol “OLV” on the New York Stock Exchange.

Investor Presentation:

Olive.com and MDH each posted an updated investor presentation, which was filed by MDH with the SEC on November 15, 2021 as an exhibit to its current report on Form 8-K.

About olive.com:

olive.com, the leader in payment services and online vehicle protection plans, was built to give customers peace of mind. Vehicle protection plans cover mechanical failure of the vehicle after the manufacturer’s warranty has expired. With olive.com, consumers are now able to buy a vehicle protection plan direct, with no pressure, from the comfort of their home. olive.com offers a range of coverage and deductible options to suit any budget, and their products are approachable, affordable, transparent and user-friendly – real choice, all digital at any time day or night. Founded in 2006 and headquartered in Chicago, Illinois, olive.com products, customer service, and reputation for excellence have earned it an A+ rating with the Better Business Bureau (BBB) and partnerships with leading insurance companies and globally recognized brands.

About MDH Acquisition Corp.:

MDH Acquisition Corp. (NYSE: MDH) was formed with the goal of accelerating the growth of a private company that is well capitalized, profitable and ready to become a publicly traded company. MDH focuses on industries that complement the management team’s background and proven business-building abilities. Given the operational experience of the management team, MDH focuses geographically, by pursuing opportunities located in the U.S. Heartland. MDH is led by Executive Chairman Franklin McLarty, Vice Chairman Jim Wilkinson, CEO Beau Blair and CFO Brent Whittington.

Contacts:

Media:
Kelly Wallace
press@olive.com
917-991-6308

Investor Relations:
investors@olive.com
646-407-2781

Important Information About the Proposed Transaction and Where to Find It

In connection with the Business Combination, Olive Ventures Holdings, Inc. (“PubCo”) filed a registration statement on Form S-4 (File No. 333-258688), which includes a preliminary proxy statement of MDH and a prospectus of PubCo (as amended, the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). Additionally, MDH and PubCo filed and will file other relevant materials with the SEC in connection with the Business Combination. Security holders of MDH are urged to read the Form S-4, and the other relevant materials before making any voting decision with respect to the proposed Business Combination because they contain important information about the Business Combination and the parties to the Business Combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov or by submitting a written request to MDH Acquisition Corp., 600 N. Carroll Ave., Suite 100, Southlake, TX 76092.

Participants in the Solicitation

MDH and its directors and executive officers may be deemed participants in the solicitation of proxies from MDH’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in MDH is contained in MDH’s final prospectus related to its initial public offering dated February 1, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to MDH Acquisition Corp., 600 N. Carroll Ave., Suite 100, Southlake, TX 76092. Additional information regarding the interests of such participants is set forth in the Form S-4 for the proposed Business Combination.

Olive Ventures Holdings, Inc. (“PubCo”) and OP Group Holdings, LLC (“OP Group” and, together with OP Group’s subsidiaries and PubCo, the “Company”) and the Company’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of MDH in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is set forth in the proxy statement/prospectus for the proposed Business Combination.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements generally relate to future events of MDH Acquisition Corp. (“MDH”), or the future financial or operating performance of Olive Ventures Holdings, Inc. (“PubCo”) and OP Group Holdings, LLC (“OP Group” and, together with OP Group’s subsidiaries and PubCo, the “Company”). For example, projections of future Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by MDH and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against MDH, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of MDH, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability of the Company to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in MDH’s periodic filings with the SEC, including MDH’s final prospectus relating to its initial public offering dated February 1, 2021 and in the Form S-4 (as defined above) filed by PubCo. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither MDH nor the Company undertakes any duty to update these forward-looking statements.